Exhibit 4.12

[Translation]

**       This exhibit contains confidential material which has been omitted pursuant to a Confidential Treatment Request. The omitted information has been filed separately with the Securities and Exchange Commission.

Outsourcing Fee Agreement

This agreement (“Agreement”) is made between Crayfish Co., Ltd. (“Crayfish”) and CalltoWeb, Inc. (“CTW”) (the “Parties”) based on Article 6 of the Outsourcing Agreement between the Parties (“Outsourcing Agreement”) wherein Crayfish has outsourced a part of its hosting business to CTW.

Paragraph 1. Outsourcing fee

     Crayfish will pay the below outsourcing fee (“Fee”) to CTW every month and the Fee is based upon the running cost necessary to operate call-center (“Running Cost”) as defined below.

Fees**

NOTE: “Running Cost” shall be computed by Crayfish by estimating costs necessary for CTW to carry out the call-center operations.

Paragraph 2. Payment date and method

1.	CTW shall send an invoice to Crayfish by the 10th day of the month following the month for which the Fee has been invoiced (“Invoice Month”). Crayfish will pay to CTW the Fee pursuant to the invoice on the 30th day of the month following the month in which Crayfish has received the invoice (Crayfish shall be responsible for costs incurred in connection with rendering payment). If the invoice payment date coincides with a financial holiday, rendering it impossible for Crayfish to affect payment, Crayfish shall pay CTW on the following business day.

2.	Crayfish will notify CTW of any discrepancies in the invoice and the Parties will work to resolve such discrepancies.

3.	With respect to “2” above, Crayfish shall pay the Fee on the 30th day of the month following the month in which such discrepancies are resolved.

Paragraph 3. Amendment of outsourcing fee

Crayfish and CTW shall review the adequacy of Fee for the three months following November 2002. Moreover, in regard of the Fee after January 2003, every three months, Crayfish and CTW will jointly review the Fee to check for material differences between Fees based on Running Costs and those based on actual costs incurred to operate the call-center. If discrepancies exist, the parties shall appropriately adjust the Fee.

Paragraph 4. Outsourcing costs

1.	In order for CTW to carry out the call-center operation, Crayfish may lend its assets or employees (“Assets”) to CTW, or may second its employees to CTW. In order for CTW to maintain and protect the Assets, CTW will make a good faith effort to assume an assignment of third party contracts (“Third Party Contract”).

2.	Notwithstanding the above, if CTW is unable to assume an assignment of such Third Party Contract, or if such assumption is delayed, then CTW shall compensate Crayfish for all costs expended as a result of CTW’s inability to assume the assignment of the Third Party Contract.

3.	If Crayfish has expended costs in connection with “2” above, Crayfish shall invoice CTW for such expenses in the month in which they were incurred, and CTW shall pay Crayfish pursuant to instructions per the invoice.

4.	Notwithstanding this Paragraph 5, if CTW and Crayfish enter into a separate agreement regarding the Assets, the Parties shall follow such separate agreement.

Paragraph 5. Other fees

CTW and Crayfish shall enter into a separate agreement regarding covering other fees required to carry out the Undertaking (e.g. laying telephone lines).

Paragraph 7. Others

Matters not addressed in this Agreement shall be governed by the Outsourcing Agreement.

IN WITNESS WHEREOF, each of party shall execute the Agreement in duplicate and each of Crayfish and CTW shall retain one original copy.

The date of the Agreement: August 1, 2002

Crayfish Co.,Ltd.
Toshima-ku Ikebukuro 2-2-1 Tokyo
/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki
President and Representative Director

CalltoWeb, Inc.
Toshima-ku, North Ikebukuro 2-49-7 Tokyo
/s/ Takeshi Tamamura sealed by stamp
Takeshi Tamamura
President and Representative Director